UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For March 26, 2025

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, Twenty sixth Floor

(1107), Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, March 26, 2025.

E-NOTA-20250326-58415

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Mercado Abierto Electrónico S.A. (Open Electronic Market)

Re: Material Fact. Voluntary capital reduction and amendment of Bylaws.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (“tgs”), to report that the Argentine Gas Regulatory Body (Ente Nacional Regulador del Gas, hereinafter “ENARGAS”) has authorized tgs to implement and carry forward the following items on the Agenda for tgs’ Annual General, Special and Class Meeting to be held on April 30, 2025 at its registered office (the “Meeting”):

Item 15): Capital reduction due to cancellation of tgs’ treasury shares for an amount of AR$ 41,734,225 representing 41,734,225 class B book-entry shares of a nominal value of AR$ 1 each and entitled to 1 vote per share.

Item 16): Amendment of Section 5, 6 and 13 of tgs’ Bylaws.

Item 17): Consolidated version of tgs’ Bylaws.

It should be noted that, at the time, it was established that if at the time of the Meeting the ENARGAS had not granted authorization yet, the Shareholders’ Meeting would approve the abovementioned items subject to approval by the ENARGAS.

As tgs has been granted authorization as referred to in paragraph 1 herein, approval of Items 15, 16 and 17 on the Agenda for tgs’ Meeting shall be therefore considered final.

We are attaching herein a draft of the Amendment of tgs’ Bylaws in the form of a comparative chart, which shall be put forward for consideration at the Meeting.

Yours sincerely,

Hernán Diego Flores Gomez

Head of Market Relations

ANNEX

SECTIONS IN FORCE	AMENDMENT PROPOSED

SECTION 5. The capital stock and its evolution shall be recorded in the Company’s financial statements as it may result from the capital increases registered with the Public Registry of Commerce and shall be represented by common Class A, Class B and Class C shares. The capital stock may be increased by decision of the Shareholders’ Meeting without any limitation and without the need to amend the Bylaws. Shares shall be issued in book-entry form, of a nominal value of One (1) Peso each and entitled to One (1) vote per share. Class C Shares shall remain under the regime of the Stock Ownership Program [Programa de Propiedad Participada] in compliance to the provisions of Chapter III of Law 23,696. Class C shares for which the purchase price has been fully paid by purchaser, may be converted into Class B shares at the request of the holders thereof, after three years have elapsed from the organization of the Corporation.-

SECTION 5. The capital stock and its evolution shall be recorded in the Company’s financial statements as it may result from the capital increases registered with the Public Registry of Commerce and shall be represented by common Class A and Class B ~~and Class C~~ shares. The capital stock may be increased by decision of the Shareholders’ Meeting without any limitation and without the need to amend the Bylaws. Shares shall be issued in book-entry form, of a nominal value of One (1) Peso each and entitled to One (1) vote per share. ~~Class C Shares shall remain under the regime of the Stock Ownership Program [Programa de Propiedad Participada] in compliance to the provisions of Chapter III of Law 23,696. Class C shares for which the purchase price has been fully paid by purchaser, may be converted into Class B shares at the request of the holders thereof, after three years have elapsed from the organization of the Corporation.-~~

SECTION 6. The issue of common shares corresponding to future capital increases shall be made in the following proportion: − FIFTY-ONE PER CENT (51%): Class A shares and FORTY-NINE PER CENT (49%): the addition of Class B and Class C shares, and the same proportion existing between these two classes at the moment such issue was decided shall be maintained. Class A, Class B and Class C shareholders shall be entitled to preemptive rights in the subscription for new shares to be issued by the Company, within their same class and in proportion of their respective holdings, and they shall be entitled to exercise purchase option pursuant to Section 194 et seq. of Law No. 19,550. Should any balance of unsubscribed shares remain, such shares may be offered to third parties. When Class C shares are issued and offered for subscription, the term of payment shall be the maximum term authorized by law.-

SECTION 6. ~~The issue of common shares corresponding to future capital increases shall be made in the following proportion: − FIFTY-ONE PER CENT (51%): Class A shares and FORTY-NINE PER CENT (49%): the addition of Class B and Class C shares, and the same proportion existing between these two classes at the moment such issue was decided shall be maintained.~~ Class A shares shall represent FIFTY-ONE PERCENT (51%) or more of the capital stock, while Class B shares shall represent the remaining capital stock. Class A and Class B ~~and Class C~~ shareholders shall be entitled to preemptive rights in the subscription for new shares to be issued by the Company, within their same class and in proportion of their respective holdings, and they shall be entitled to exercise purchase option pursuant to Section 194 et seq. of Law No. 19,550. Should any balance of unsubscribed shares remain, such shares may be offered to third parties. ~~When Class C shares are issued and offered for subscription, the term of payment shall be the maximum term authorized by law.-~~ The Company’s Board of Directors, at the request of Class A shareholders, may convert common Class A shares into common Class B shares, provided that, at the time of conversion, no regulatory restrictions exist and that, following such conversion, Class A shares continue to represent at least 51% of the capital stock.

SECTION 13. Pursuant to the Stock Ownership Program referred to in Section 5, the Corporation shall issue, in favor of its employees belonging to any hierarchy, Employees' Participation Bonds pursuant to the terms of article 230 of Law 19,550 (R.T. Decree number 841/84), so as to distribute among beneficiaries a percentage of the profits for the year, after taxes, equivalent to ZERO POINT TWENTY-FIVE PER CENT (0.25%). Interests corresponding to the bonds shall be paid to beneficiaries at the time payment of dividends is made. Certificates representing Employees' Participation Bonds shall be delivered by the Corporation to the holders thereof. Such Employees’ Participation Bonds shall be personal and non-transferable and ownership thereof shall terminate at the time the labor relationship concludes, regardless of the reason, and the same shall not grant to other bondholders any right to accretion. The Corporation shall issue a numbered certificate for each holder, which shall bear the quantity of bonds corresponding thereto. Such certificate shall be required to exercise bondholder's rights. Each payment shall be evidenced therein. Bond issue conditions shall only be modified by resolution adopted in a special Meeting called pursuant to the terms of articles 237 and 250 of the Companies Act. Interest corresponding to bondholders shall be calculated as expenses and shall be due under the same conditions than the dividends. In case of issue of shares corresponding to future capital increases in which Class "C" shares had not been fully paid-in, up to 50% of the interest corresponding to each holder of class "C'' shares could be applied to the payment of the balance owed.-

~~SECTION 13. Pursuant to the Stock Ownership Program referred to in Section 5, the Corporation shall issue, in favor of its employees belonging to any hierarchy, Employees' Participation Bonds pursuant to the terms of article 230 of Law 19,550 (R.T. Decree number 841/84), so as to distribute among beneficiaries a percentage of the profits for the year, after taxes, equivalent to ZERO POINT TWENTY-FIVE PER CENT (0.25%). Interests corresponding to the bonds shall be paid to beneficiaries at the time payment of dividends is made. Certificates representing Employees' Participation Bonds shall be delivered by the Corporation to the holders thereof. Such Employees’ Participation Bonds shall be personal and non-transferable and ownership thereof shall terminate at the time the labor relationship concludes, regardless of the reason, and the same shall not grant to other bondholders any right to accretion. The Corporation shall issue a numbered certificate for each holder, which shall bear the quantity of bonds corresponding thereto. Such certificate shall be required to exercise bondholder's rights. Each payment shall be evidenced therein. Bond issue conditions shall only be modified by resolution adopted in a special Meeting called pursuant to the terms of articles 237 and 250 of the Companies Act. Interest corresponding to bondholders shall be calculated as expenses and shall be due under the same conditions than the dividends. In case of issue of shares corresponding to future capital increases in which Class "C" shares had not been fully paid-in, up to 50% of the interest corresponding to each holder of class "C'' shares could be applied to the payment of the balance owed.-~~

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: March 26, 2025.